July 20, 2009
VIA EDGAR AND OVERNIGHT COURIER
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Allion Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-17821
     This letter sets forth the responses of Allion Healthcare, Inc. (“Allion” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated June 19, 2009, with regard to the above-referenced filing.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Item 8. Financial Statements and Supplementary Data, page 55
Note 21. Quarterly Financial Information, page 84
Comment
1.	We note your response to comment 8 in our letter dated May 5, 2009 on the calculation of basic and diluted weighted average shares for the second quarter of fiscal 2008. We calculated the average basic and diluted weighted average shares for the four quarters of 2008 to be 21,804 and 23,761, respectively, which differs significantly from the amount reported for the fiscal year 2008. Please tell us how you arrived at your fiscal year 2008 total basic and diluted weighted average shares of 19,807 and 22,275, respectively, and provide us with your supporting calculations to help us understand the reconciling differences.

Division of Corporation Finance
July 20, 2009

Response
As a result of the Staff’s comments, the Company reviewed its calculation of basic and diluted weighted average shares and concluded that there was an error in its calculation. Following the Company’s acquisition of Biomed America, Inc., or Biomed, on April 4, 2008, the Company re-evaluated its calculation of basic weighted average shares. Prior to this acquisition, the Company’s only stock transactions affecting its calculation of basic weighted average shares were the exercise of outstanding stock options or warrants. As part of the aggregate consideration paid in connection with the Biomed acquisition, the Company issued 9,350,000 shares of common and preferred stock. As a result, the Company revised its calculation of basic weighted average shares to reflect the quantity and timing of the newly issued shares. However, the Company’s revised calculation mistakenly gave a disproportionate weighting to shares outstanding prior to the Biomed acquisition. Accordingly, the Company incorrectly calculated basic and diluted weighted average shares for periods subsequent to the Biomed acquisition. As a result, the basic and diluted earnings per share for each of the year-to-date periods of 2008 were also incorrectly reported. The Company has corrected its calculation of basic weighted average shares, which is reflected in the following table:

	Corrected	Corrected					Cumulative	Cumulative
	Basic	Diluted	Original	Corrected	Original	Corrected	Effect on	Effect on
	Weighted	Weighted	Basic	Basic	Diluted	Diluted	Period-To-	Period-To-
	Average	Average	Earnings	Earnings	Earnings	Earnings Per	Date Basic	Date Diluted
Period	Shares	Shares	Per Share	Per Share	Per Share	Share	EPS	EPS
Q2 2008	19,899	26,333	$0.15	$0.15	$0.11	$0.11	*	*
Q3 2008	25,686	26,198	$0.11	$0.11	$0.11	$0.11	*	*
Q4 2008	25,933	26,387	$0.12	$0.12	$0.12	$0.12	*	*
6 Mo 2008	18,052	21,664	$0.10	$0.09	$0.08	$0.08	($0.01)	*
9 Mo 2008	20,615	23,187	$0.24	$0.22	$0.21	$0.19	($0.02)	($0.02)
12 Mo 2008	21,952	23,992	$0.38	$0.34	$0.34	$0.31	($0.04)	($0.03)

*	No effect
In order to determine if these errors were material, the Company reviewed SAB 99 and noted that it provides that an entity should evaluate misstatements in light of quantitative and qualitative factors and consider whether, in relation to individual line item amounts, subtotals, or totals in the financial statements, such misstatements materially misstate the financial statements taken as a whole. SAB 99 further states that an entity should consider the significance of the item to a particular entity, the pervasiveness of the misstatement and the effect of the misstatement on the financial statements taken as a whole. While the cumulative effect of the correction to basic and diluted earnings per share in each of the year-to-date periods is approximately 8-10%, the Company believes the correction, which did not impact reported quarterly earnings per share amounts or quarterly or cumulative net income, does not materially misstate the financial statements when taken as a whole.

Division of Corporation Finance
July 20, 2009

The Company’s acquisition of Biomed on April 4, 2008 was transformational both from a strategic and financial standpoint. Following the transaction, the Company’s growth prospects, operating margins and capital structure changed significantly. The Biomed business represented 60% of the Company’s operating income for the nine-month period ended December 31, 2008. As a result, the Company believes investors and analysts focused on post-acquisition quarterly results as a more meaningful indicator of the Company’s future performance. Management’s discussions with investors following the Biomed acquisition focused on the quarterly results of the Company, which excluded the Biomed operation in the first quarter but included the Biomed operation for the second, third and fourth quarters. In addition, the Company provided quarterly guidance in 2008 for revenues and earnings per diluted share and did not provide guidance for the year-to-date or full year periods. The error in the Company’s calculation of weighted average shares did not affect quarterly basic or diluted earnings per share in any quarter of 2008 and therefore did not adversely impact the comparison to the Company’s guidance.
Based on the following additional qualitative factors addressed in SAB 99, the Company believes that the misstatement in the weighted average shares and the resultant misstatement of the year-to-date basic and diluted earnings per share figures are qualitatively immaterial to the Company’s financial statements taken as a whole:
•	The misstatement did not have an impact on the Company’s reported earnings or other trends;

•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the enterprise, as guidance provided to analysts were for quarterly periods only and earnings per share amounts for each quarter did not change when recalculated;

•	The misstatement did not change a loss into income or vice versa, as there was no effect on any revenue or expense line item in the Company’s Statement of Earnings for any of the quarterly or year-to-date periods;

•	The misstatement did not concern either of the Company’s segments or other portion of the Company’s business identified as playing a significant role in the Company’s operations or profitability;

•	The misstatement did not affect the Company’s compliance with any regulatory requirements;

•	The misstatement did not affect the Company’s compliance with its loan covenants or any other contractual requirements;

•	The misstatement did not have any effect on the Company’s incentive compensation arrangements with its management or employees; and

•	The misstatement did not involve the concealment of any unlawful transactions or activity.
The Company will correct the weighted average shares and the earnings per share figures for 2008, as well as explain the reasons for the correction, in its Form 10-Qs to be filed with the SEC, as well as the related quarterly press releases the Company issues, starting in the second quarter of 2009.

Division of Corporation Finance
July 20, 2009

Exhibits
Comment
2.	We note your response to comment 10 from our letter dated May 5, 2009. Please refile the acquisition agreement with Biomed with all attachments with your next periodic report. Alternatively, refile the agreement with a list briefly identifying the contents of all omitted attachments and an agreement to supplementally furnish a copy of the omitted attachments to the Commission upon request. We redirect your attention to Regulation S-K Item 601(b)(2).
Response
The Company will re-file the acquisition agreement with Biomed, together with a list briefly identifying the contents of all omitted attachments and an agreement to supplementally furnish a copy of the omitted attachments to the Commission upon request, with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009.
     If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at (631) 870-5126.

Sincerely,
/s/ Russell J. Fichera
Russell J. Fichera
Chief Financial Officer

cc:	Michael P. Moran
Steven L. Pottle, Esq., Alston & Bird LLP